

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Kurt Workman
Chief Executive Officer
Owlet, Inc.
3300 North Ashton Boulevard, Suite 300
Lehi, Utah 84043

> **Re: Owlet, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 13, 2024**
> **File No. 333-279375**

Dear Kurt Workman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services